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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                                   Amendment No. 7*

                      Under the Securities Exchange Act of 1934

                                    Comarco, Inc.
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                      200080109
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                                    (CUSIP Number)

                            Gary S. Kohler, Vice President
                          Okabena Investment Services, Inc.
                                 5140 Norwest Center
                 90 South Seventh Street, Minneapolis, MN 55402-4139
                                    (612) 339-7151
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               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)

                                    March 31, 1997
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 4 Pages

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CUSIP No.  200080109
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    (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Okabena Partnership K, a Minnesota general partnership      41-1642281

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    (2)  Check the Appropriate Box if a Member of a Group
                                                           (a)            [   ]
                                                           (b)            [ X ]
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    (3)  SEC Use Only

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    (4)  Source of Funds

          WC
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    (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                                     [   ]

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    (6)  Citizenship or Place of Organization

          MN
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Number of      (7)  Sole Voting Power           379,300     shares
Shares Bene-   -----------------------------------------------------------------
 ficially      (8)  Shared Voting Power                     shares
Owned by       -----------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power      379,300     shares
 ing Person    -----------------------------------------------------------------
  With         (10) Shared Dispositive Power                shares

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    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

           379,300    shares
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    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares[   ]
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    (13) Percent of Class Represented by Amount in Row (11)
                                      7.9%
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    (14) Type of Reporting Person (See Instructions)

          PN





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Item 5 is amended and restated as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

              The Reporting Person effected the following short sales against the box as set forth in the table below.

              Date of            Number of Shares         Price Per
              Shares                Sold Short              Share
               -------            ----------------         ---------

              5/28/96                 2,000                 $21.63
              5/29/96                 3,000                 $21.38
              5/31/96                 1,000                 $20.25
              6/4/96                  4,000                 $18.69
              12/31/96               30,000                 $17.00
              3/31/97                20,000                 $17.18










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                                      SIGNATURE

              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  April 14, 1997                   OKABENA PARTNERSHIP K
                                       By: Okabena Investment Services, Inc.
                                           Its Managing Partner

                                       By:   /s/Gary S. Kohler
                                           -------------------------------------
                                             Gary S. Kohler, Vice President









                                  Page 4 of 4 pages